

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05050855

April 14, 2

J. Craig Walker
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/14/2005

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 22, 2005

Dear Mr. Walker:

This is in response to your letters dated February 22, 2005 and March 25, 2005 concerning the shareholder proposal submitted to AmerInst by Anton N. Kimball. We also have received letters on the proponent's behalf dated February 25, 2005, March 10, 2005 and April 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
APR 28 2005
THOMSON
FINANCIAL

Enclosures

cc: George Brencher
Brenner, Saltzman & Wallman LLP
271 Whitney Avenue
New Haven, CT 06511

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 ∘ Chicago, Illinois 60602-4207
312.372.1121 ∘ Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179


FEB 22 2005
1086
2005 FEB 23 AM 10:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
RECEIVED

BY HAND DELIVERY

February 22, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On Behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a proposal (the "**Kimball Proposal**") received from Kimball, Paris & Gugliotti, P.C. a shareholder of the Company (the "**Proponent**"), proposed to be presented at the Company's 2005 Annual Meeting of Shareholders (the "**2005 Meeting**") and the Proponent's related statement in support of its proposal, and (ii) a statement of the reasons why the Company believes that the proposal may be omitted from its proxy materials (the "**Company Statement**"). The Company respectfully requests that the Staff advise the Company that the Staff will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Kimball Proposal is so omitted. A copy of the Company Statement setting forth the reasons for which the Company believes that it is proper to omit the Kimball Proposal has been furnished to Mr. Anton N. Kimball, managing partner of the Proponent, as required by Rule 14a-8(j)(1).

Concurrently herewith, we are also filing on behalf of the Company inquiry letters regarding the Company's desire to omit from its proxy materials for its 2005 Meeting a proposal the Company received from Hallisey & D'Agostino, LLP (the "**Hallisey Proposal**") and a proposal the Company received from Mr. Bruce W. Breitweiser (the "**Breitweiser Proposal**"). As explained in the Company Statement, the Company believes that the Hallisey Proposal, the Kimball Proposal, and the Breitweiser Proposal are related and should be considered together.

After careful consideration, we believe that the Kimball Proposal may be omitted from the proxy materials for the 2005 Meeting scheduled to be held on June 2, 2005. Omission is proper under the following rules:

(i) Rule 14a-8(i)(7) (pertaining to a proposal that deals with a matter relating to the Company's ordinary business operations), and

(ii) Rule 14a-8(i)(4) (pertaining to a proposal that relates to the redress of a personal claim or grievance against the Company or that is designed to result in a benefit to the proponent that is not shared by the other shareholders at large).

BACKGROUND

The Company.

The Company commenced business in 1988 to provide a stabilizing influence on the design, pricing, and availability of accountants professional liability insurance for individual certified public accountant ("**CPA**") practitioners and small CPA firms. During the three years prior to the Company's formation, the market for accountants malpractice insurance had severely deteriorated: the number of commercial underwriters covering that risk had declined from eighteen to three; policy limits were sharply reduced; coverage was restricted; and premium rates were increased by as much as 1,000%. These conditions caused many practitioners to reduce their coverage, and some to forgo it entirely. That crisis caused the American Institute of Certified Public Accountants ("**AICPA**"), through its Professional Liability Insurance Plan Committee ("**PLIP Committee**"), to explore possibilities for ameliorating the adverse and deteriorating market conditions. The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP Committee. Since 1993, CNA Financial Corporation ("**CNA**") has been so endorsed and reinsured by the Company. CNA currently insures about 23,000 individual practitioners and local firms throughout the country.

In order to assure protection to the accounting profession, the Company included in its bye-laws the requirements that (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "**Board**"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares. As a result of these restrictions, there has never been, nor has any stockholder ever had reason to expect there to be, a liquid market for the Company's shares.

Consistent with its original purpose, the Company remains as a stand-by direct insurer of accountants professional liability for individual CPAs and local firms if the commercial market becomes unwilling or unable to offer such coverage for a reasonable premium and on reasonable terms. If the rate increases and the constriction of terms experienced in the market for accountants professional liability during the last three years continue, the Company will be available to commence primary underwriting. To this end, the Company has regularly reinvested a portion of its earnings to increase its net worth, which has grown from an initial $7.4 million to $20.7 million as of December 31, 2003, after the payment of annual dividends since 1995 totaling about $10.7 million, including a $3.5 million special dividend paid in January of 2004. The Company has been profitable in thirteen of sixteen full years of operation, even though its loss reserving, under the guidance of an independent actuarial firm, has been conservative. Thus, each shareholder, in its capacity as a CPA, has available to it standby protection from the Company for malpractice coverage, which is essential for the conduct of an individual's or a firm's professional practice. The Company's existing net worth would, under Bermuda insurance regulations, permit it to provide, at current market premium rates, $1,000,000 of primary malpractice coverage to each of its more than 2,000 shareholders, with considerable unused capacity available to underwrite insurance for other accountants.

The Company, therefore, has two primary objectives, each of which imposes fiduciary duties on the board with respect to the Company's shareholders: first, to provide standby insurance coverage to individual CPAs and small CPA firms (on a priority basis, in the case of the Company's shareholders); and, second, to provide a reasonable return on the invested capital of shareholders, which are limited to individual CPAs and small CPA firms.

The Kimball Proposal and Coordinated Third-Party Proposals.

The Company believes that Bruce W. Breitweiser, a former director and chairman of the audit committee of the Company until 2003, has coordinated with three other shareholders of the Company, including the Proponent, in furtherance of his concerted and continuing effort to acquire the Company. The Company believes that Mr. Breitweiser has a personal grievance against the Board because of its refusal to sell the Company to him at a discount. As a result, he has been prevented from recognizing a benefit not available to other shareholders of the Company that he would receive if he took the Company private and sold off its assets. The Proponent has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company provide a breakdown of the line item amounts, including the costs associated with being a public company, of the Operating and Management expenses of the Company in the quarterly financial statements filed with the Commission (the Kimball Proposal is described in greater detail below).

In addition to the Proponent's proposal, Hallisey & D'Agostino, LLP has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that is a nearly verbatim repeat of the proposal Mr. Breitweiser submitted for inclusion in the proxy materials for the 2004 Annual Meeting of Shareholders (the "**2004 Meeting**"). Luciano Prida & Company, P.A. originally requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company discontinue the practice of restricting the sale and transfer of shares of the Company (the "**Prida Proposal**"), after the Company had refused to approve a proposed sale of the Prida firm's shares to Mr. Breitweiser. Mr. Breitweiser requests the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company's shareholders approve a requirement that the Board be prohibited from voting shares of the Company owned by a wholly owned subsidiary of the Company.

The Breitweiser Proposal, Hallisey Proposal, Kimball Proposal, and Prida Proposal (attached hereto as Exhibits A, B, C, and D, respectively) were submitted to the Company at the same time, with nearly identical cover letters, and, based on similarities in language, structure, and font, appear to have been prepared by the same person. The four proposals appear to be a concerted effort to eliminate any obstacles to Mr. Breitweiser acquiring the Company for his own purposes. Those purposes run contrary to the primary fiduciary obligations of the Company to its shareholders. Luciano Prida & Company, P.A., after receiving a request from the Company to do so, did not express an intention to hold its Company shares through the date of the 2005 Meeting (and in fact tendered those shares conditionally in the Company's Tender Offer described below), and thus is not eligible to submit a shareholder proposal for inclusion in the Company's proxy materials for the 2005 Meeting pursuant to Rule 14a-8(b)(2)(ii)(c).

Mr. Breitweiser's Involvement with the Company and Past Proposals.

Mr. Breitweiser served as a director of the Company and its predecessor company, AmerInst Insurance Group, Inc., from 1991 to 2003. His last positions were Vice-chairman of the Board and chairman of the audit committee of the Board. During the latter half of 2003, and after he was no longer a member of the Board, Mr. Breitweiser wrote the Company seeking the Board's endorsement of a proposed offer by him to purchase all of the Company's shares at 75% of book value, subject to certain major downward adjustments. He had intimate familiarity with the value of the Company, its loss reserves, and its business prospects based upon confidential information gained by him in a fiduciary capacity as Vice Chairman of the Board and as chairman of the audit committee. The stated purpose of his proposal was to "maximize" shareholder value. With the adjustments, Mr. Breitweiser's acquisition price would have been less than the Company's then current redemption price available to retired or deceased shareholders. The 25% discount from book value would accrue solely to Mr. Breitweiser, as would any gain in excess of book value upon the liquidation of the Company.

Mr. Breitweiser's request prompted a comprehensive review by the Board of the current business of the Company, its history, its prospects, and, most importantly, its basic corporate purpose. This included discussions with CNA, which reaffirmed that the Company's reinsurance of the CNA accountants professional liability programs—which are endorsed by the AICPA—provides major value to those insureds, as well as to the accounting profession generally. Based on its detailed review, the Board rejected Mr. Breitweiser's proposal because it would undermine the basic mission of the Company and the price offered was inadequate for a controlling interest in the Company.

In January 2004, the Company completed payment of its regular dividend for the eighth consecutive year (in the annual amount of $2.60 per share) and paid a special dividend of $10.50 per share (the "**Special Dividend**") as a result of the receipt by the Company of a favorable actuarial report arising from the Company's conservative accounting policies. In a June 3, 2004, press release, Mr. Ronald Katch, Chairman of the Board, stated that ". . . a shareholder who had invested $25.00 per share in 1988 will have received a total cash return of $31.30 per share over the 16 year life of the Company. AmerInst will continue to fulfill its mission while providing excellent cash returns for our shareholders. The Board continues to seek opportunities that will enable the Company to grow profitably and remain as a standby direct insurer for Accountants Malpractice insurance in the event that commercial insurance markets fail to offer CPA firms insurance coverage with affordable premiums and reasonable terms." The Special Dividend permitted the Board to honor its two fiduciary duties of maintaining the Company's existence and commitment to be ready to support the accountants malpractice insurance market and to provide a reasonable return on the capital investment of its shareholders.

Mr. Breitweiser then submitted a proposal (the "**Original Breitweiser Proposal**") for inclusion in the proxy solicitation materials for the 2004 Meeting urging the Board to consider a prompt sale of the Company to a suitable bidder at a price that would maximize shareholder value. Since he was the only person who had expressed any interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself. The Original Breitweiser Proposal, which is nearly identical to the Hallisey Proposal in all material respects, is set forth below:

> "Proposal
>
> Resolved that the shareholders of AmerInst Insurance Group, Ltd. urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value.
>
> Supporting Statement
>
> I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch. Notwithstanding my professional respect for each of the Directors of AmerInst Insurance Group, Ltd., I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable means, by which AmerInst Insurance Group, Ltd. can provide value to the CPA profession, if at all, is as a private company. My opinion considers factors including; (a) the ongoing significant minimum cost of administration of a very small but yet publicly held and offshore reinsurance company, (b) the practical size and volume of any relevant share of the multi-billion dollar reinsurance markets that can be competitively available to fulfill the initial mission of the Company, and (c) the risks and uncertainties of future non-CPA firm reinsurance business presently being placed by the Board of Directors.
>
> The purpose of the Maximize My Shareholder Value Resolution is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the prompt sale of AmerInst Insurance Group, Ltd. A strong vote by the shareholders would indicate to the Board the belief by the shareholders that, among the different options available to the Company at this time, the sale of AmerInst

Insurance Group, Ltd. would maximize shareholder value. The ultimate sale of AmerInst Insurance Group, Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

It is important to disclose to you the fact that the Board has received at least two offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders. The second offer was presented to the Board by me in September, 2003 and was summarily rejected, without any fairness opinion or other assessment of valuation. The Board's posture was especially surprising given that the price of this offer is 1) at least 20% greater than the price the Board offers to shareholders wishing for liquidity, and 2) the same as the Board offers for redemption of shares from deceased or retired shareholders. I do intend to remain interested as a suitable buyer and to continue AmerInst Insurance Group, Ltd. as a private company, hopefully for the future benefit of the CPA profession.

Even if this resolution is approved by the majority of the AmerInst Insurance Group, Ltd. shares represented and entitled to vote at the annual meeting, the Maximize My Shareholder Value Resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. The proponent believes that if this resolution receives strong support from the shareholders, the Board should choose to recognize its fiduciary duty and carry out the request set forth in this resolution.

The prompt sale of AmerInst Insurance Group, Ltd. should be accomplished by any appropriate process the Board chooses to adopt. It is expected that the Board will uphold its fiduciary duties to the utmost during the sale process.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

The Board included the Original Breitweiser Proposal in the 2004 Meeting proxy solicitation materials distributed to shareholders, together with a statement of the Board against adoption of the Original Breitweiser Proposal, as contrary to the purpose and prospects of the Company. Upon the shareholder vote at the 2004 Meeting, Mr. Breitweiser's proposal failed to pass.

In September 2004, Mr. Breitweiser again solicited the Board to sell the Company to him, marginally increasing his offer from 75% to 82.57% of book value (as calculated by Mr. Breitweiser). This offer was rejected by the Board on December 6, 2004.

Subsequently, the Board approved a Dutch-auction self-tender offer (the "**Tender Offer**") for its shares in order to provide shareholders an opportunity for liquidity because the Company's shares are not listed on any stock exchange nor are they otherwise readily saleable.

The Company commenced the Tender Offer on December 17, 2005 and, through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd. ("**Investco**"), offered to purchase, for cash, up to 60,000 of the Company's common shares at a price not greater than $75.00 or less than $60.00 per share (the price to be determined by the tendering shareholders), net to the seller and subject to the Company's right to purchase additional shares. These prices were equal to approximately 119% and 95%, respectively, of the Company's book value per share as of September 30, 2004, and were equal to approximately 105% and 84%, respectively, of the Company's estimated net book value at December 31, 2004, compared to Mr. Breitweiser's maximum offered price of approximately 82.57% of book value. Approximately 32% of the Company's shareholders tendered shares in the Tender Offer. The Company purchased approximately 65,900 shares at $60.00 per share (representing approximately 20% of the Company's outstanding shares (including those held by Investco)).

KIMBALL PROPOSAL AND SUPPORTING STATEMENT

The Kimball Proposal and supporting statement are as set forth below:

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION, THANK YOU"

COMPANY STATEMENT OF REASONS WHY THE KIMBALL PROPOSAL MAY BE OMITTED

Application of Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter concerning the company's ordinary business operations." The policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 28, 1998). Two central considerations underlie that policy: (1) the subject matter of the proposal, and (2) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.* The second consideration may be implicated in circumstances "where the proposal involves intricate detail." *Id.* The Proposal requests disclosure of every type of item consolidated in the Company's income statement as "Operating and Management expenses of the Company." As this reporting item covers a vast amount of overhead expenses, from paperclips to janitorial services to electricity and everything in between, it surely would be a prime example of the "intricate detail" to which the Commission referred.

In *Johnson Controls, Inc.* (Oct. 26, 1999), the Staff, while stating that "proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion *solely* because they relate to the preparation and content of documents filed with or submitted to the Commission" (emphasis added), went on to state that "we therefore will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7)." The Staff held that the proposal in question in *Johnson Controls* (requesting that the company's board disclose "goodwill-net" and identify the "true value" of shareholders' equity so long as goodwill is high relative to shareholders' equity) was excludable "as relating to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)."

The Staff has repeatedly held that proposals involving financial reporting and disclosure decisions are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. *Union Pacific Corp.* (Jan. 28, 2005) (proposal to disclose revenue from the company's "passenger operations", a *de minimus* source of revenue); *NiSource Inc.* (Mar. 10, 2003) (proposal to disclose gross revenue and income statements of the company's subsidiaries in its annual report); *Worldcom, Inc.* (Apr. 4, 2002) (proposal to disclose customer billing disputes and exclude such amounts from revenue or receivables in SEC filings); *Refac* (Mar. 27, 2002) (proposal to amend and improve corporate disclosure practices); *International Business Machines Corp.* (Jan. 9, 2001) (proposal to provide transparent financial reporting of profit from real company operations; i.e., excluding accounting rule profit from pension fund surplus); *AT&T* (Jan. 8, 2001) (proposal to record the cost of stock options on the income statement and alter the balance sheet to reflect the portion of shares and equity attributed to option holders); *Boeing Co.* (Mar. 6, 2000) (proposal to ensure disclosure of the use of employee pension fund trust assets and/or surplus in earnings statements); *Johnson Controls, supra*; *American Stores Co.*

(Apr. 7, 1992) (proposal to include earnings, profits and losses for each subsidiary and each major retail operation in the annual report); and *Pacific Gas & Electric Co.* (Dec. 13, 1989) (proposal to include "average taxes paid per annual residential bill" in the company's annual and quarterly reports).

The Proposal requests financial reporting in far greater detail than required by GAAP or applicable disclosure standards, and in fact is designed to disproportionately highlight certain aspects of the Company's costs of operations relative to items of much greater significance, both from a business perspective and as to amount. Inclusion of the desired level of detail would be confusing to shareholders at best, if not outright misleading, and is intended to further Mr. Breitweiser's agenda of "taking the company private" and "eliminating the costs of being public" discussed below. The decision relating to the level of detail disclosed in the Company's financial statements is a part of the Company's ordinary business operations. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(7).

Application of Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the omission of a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit" to the shareholder submitting the proposal or to further a personal interest of that shareholder, "which is not shared by the other shareholders at large." We are of the view that the Kimball Proposal may be omitted for each of these reasons.

Redress of a Personal Claim or Grievance.

Although the Kimball Proposal is cast in general terms and does not articulate a personal claim, benefit, or interest not shared by other shareholders, the Commission has stated that even proposals presented in broad terms in an effort to suggest they are of general interest to all shareholders may nevertheless be omitted "if it is clear to the issuer from the facts that the proponent is using the material as a tactic designed to redress a personal grievance." *Exchange Act Release No. 34-19135* (Oct. 14, 1982). This principle has been applied in several situations similar to that of Mr. Breitweiser with respect to the Company; see *Kentucky First Bancorp, Inc.* (Aug. 10, 2001) (former director called for sale of the company after being refused a board seat); *BankAmerica Corporation* (Jan. 22, 1998); *AmVestors Financial Corporation* (Mar. 31, 1992) (disgruntled former chairman called for board to seek buyer for the company); *Cummings, Inc.* (Feb. 6, 1980) (refusal of board to purchase shares of shareholder at premium led to a proposal by the shareholder to liquidate the company).

Mr. Breitweiser has been denied the opportunity to continue to serve as a director of the Company. Further, the Board has twice denied Mr. Breitweiser the opportunity to purchase the Company himself, and his proposal to shareholders at the 2004 meeting was also not approved. The Company believes that, in response, Mr. Breitweiser has orchestrated a campaign against the Board by coordinating multiple shareholder proposals, including the Kimball Proposal, suggesting the Board has failed in its duties to shareholders in maintaining the Company as a public company and not selling the Company, while Mr. Breitweiser is the only apparent potential buyer, at a price that proved to be less than that offered in the Tender Offer.

The Company believes that the foregoing facts demonstrate that Mr. Breitweiser continues to harbor a personal grievance against the Board for the loss of his Board position and the Board's refusal to sell the Company to him. Insofar as the Kimball Proposal was transmitted under nearly identical cover to the current Breitweiser Proposal and the Hallisey Proposal, it appears to be part of Mr. Breitweiser's attempt to satisfy a personal grievance against the Board and Company, and in furtherance of his own financial interests to the exclusion of other shareholders not in concert with him.

Personal Interest or Benefit not Shared by Other Shareholders.

The Company believes that the true purpose of the Kimball Proposal, as with the Breitweiser Proposal and the Hallisey Proposal, is to facilitate and/or encourage Mr. Breitweiser's attempts to acquire the Company. Such a transaction would not increase shareholder value. Any savings from the elimination of "public company" costs identified by the Kimball Proposal would benefit the purchaser of the Company, not former shareholders, as would profits from continuing business or gains from liquidating the Company. As a former director and chairman of the audit committee, Mr. Breitweiser is well aware that the Company has conservatively calculated its loss reserves in accordance with the recommendations of Milliman USA, the Company's independent actuaries. As a result of that conservatism, the Company was able to pay the Special Dividend last January, due to a reduction in loss reserves based on the actuarial recommendations resulting from developments in the CNA primary insurance program. Notwithstanding that reduction, the Company's existing loss reserves remain conservatively calculated. The Company believes that the Kimball Proposal, combined with the Breitweiser Proposal and the Hallisey Proposal, is a thinly veiled attempt coordinated by Mr. Breitweiser, the only identified potential third party bidder for the Company's shares, to purchase the Company at a discount and thereby recognize personally the premium involved with any cost savings from going private and the benefits of any remaining loss reserves.

In *Cummings, Inc.* (Feb. 6, 1980), the Staff recommended that the Commission take no action with respect to the omission of a similar shareholder proposal that was proposed after the company refused to purchase the proponent's shares at a premium. In *Cummings*, the proponent had purchased a large number of shares of the company on the open market at $1.87 to $2.25 per share. He then contacted the company's board and told them that if the company did not purchase his block of shares at $3.25 per share, he would make himself a burden on the company (buy more shares, demand a board seat, etc.) if they didn't buy him out. The company refused, so the proponent made two shareholder proposals: 1) that the company liquidate, with the proceeds being distributed to shareholders; and 2) that no relative of any officer, director or 10% stockholder be employed or retained by the board without stockholder approval. The Commission stated in its no-action response that "...despite the fact that the proposals are drafted in such a way that they may relate its matters which may be of general interest to all of the shareholders, the information which you have submitted suggests that the proponent is using the proposals as a tactic to redress an existing personal grievance against the company." The Staff further noted that "...there may be some basis for the management's position that the proponent's actions amount to an abuse of the shareholder proposal process. It appears to the Division that the proponent may have attempted to use the shareholder proposal process as a device to obtain a premium on the sale of his stock."

The group of proposals that the Company believes Mr. Breitweiser has coordinated (i.e., the Hallisey Proposal, the Breitweiser Proposal, and the Kimball Proposal) were sent to the Company against a similar backdrop. Mr. Breitweiser was twice denied the opportunity to purchase the Company at a discount to book value, and the Original Breitweiser Proposal had failed. The Company believes he has now coordinated the current proposals, in an 'abuse of the shareholder proposal process,' to attempt to force the Company to sell the Company to him at a discount to book value so that he can realize a liquidation premium on the stock. This benefit would accrue only to him, even though the language of the proposals is couched in general terms.

Accordingly, the Kimball Proposal should be excluded under Rule 14a-8(i)(4) as relating to a personal grievance of Mr. Breitweiser and furthering a special interest not shared by the Company's other shareholders.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2005 Meeting on or before May 13, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC



By: [signature]
J. Craig Walker

Cc: Kimball, Paris & Gugliotti, P.C.,
ATTN: Mr. Anton N. Kimball

EXHIBIT A

Breitweiser Proposal and Cover Letter

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 28, 2004

Via Federal Express

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
P.O.Box HM 1601
Hamilton HM HX
Bermuda

Re: Shareholder Proposals for 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/o Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone : (309) 827-0348
Fax : (309) 827-7858
E-mail : bbreitweiser@dbc-llp.com

Respectfully Submitted,



Bruce W. Breitweiser

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 294 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting the shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd,. (treasury shares)"

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch.

The present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly–owned subsidiary, AmerInst Investment Company, Ltd. (Investco). There may be justifiable business reasons in the resident country of Bermuda for Investco to be the owner of the shares. However, it is also the present practice for Investco to issue its proxy to the shares to members of the Board of Directors of its parent commonly, AmerInst Insurance Group, Ltd., for voting on shareholder matters.

An example of the unacceptable use of this practice can be seen in the results of the voting for or against the Shareholder Resolution at the 2004 Annual Meeting of Shareholders that were reported by the Board. The voting results were reported to the shareholders in a fashion that does not accurately reflect the sentiment of the shareholders.

Without 31,805 Treasury Shares	For	55,826	44.06%
	Against	58,139	45.89%
	Abstain	12,729	10.05%
		126,694	100.00%

As Reported to the Shareholders, and With the 31,805 Treasury Shares	For	55,826	38.30%
	Against	89,944	61.70%
	Abstain	0	0.00%
		145,770	100.00%

At September 30, 2004, Investco owned 33,090 shares of AmerInst Insurance Group, Ltd. The proxy represents approximately 10% of all shares of AmerInst Insurance Group, Ltd. issued and outstanding. The practice of the Board to provide liquidity to the shareholders through redemption by privately-negotiated transactions will only increase the future holdings of Investco and, with the present voting practice of the Board, build a larger control block of votes that can be cast as they so choose.

Voting of treasury stock is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting of Treasury Shares Resolution* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda.

Another purpose of the *No Voting of Treasury Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT B

Hallisey Proposal and Original Cover Letter*

* The first Hallisey proposal, dated December 29, 2004, was transmitted with the attached cover letter, which matches the cover letters of the Kimball and Breitweiser proposals. The revised Hallisey Proposal and cover letter, conforming with the 500 word limit, is dated January 13, 2005. This accounts for the disparity between the dates of the cover letter and the proposal.



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

January 13, 2005

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

The following proposal was submitted by Adelbert L. Hallisey, a stockholder of the Corporation. Mr. Hallisey has informed the Corporation that his address is:

> Adelbert L. Hallisey, Executive Partner
> Hallisey & D'Agostino, LLP
> P O Box 290187
> Wethersfield, Connecticut 06129-0187

And that he is the owner or beneficial owner of 2,000 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. again urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value."

SUPPORTING STATEMENT SUBMITTED BY MR. HALLISEY

"I am an original shareholder of AmerInst Insurance Group, Ltd. I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable way it can provide value to the CPA profession, if at all, is as a private company. My opinion is based on; (a) the ongoing significant cost of administration, (b) the lack of any relevant share of the multibillion dollar reinsurance markets competitively available to this tiny Company and (c) the risks and uncertainties of non-CPA firm business ventures presently being developed by the Board.

The purpose of the *Maximize My Shareholder Value Resolution* is to, again this year as in 2004, give all AmerInst Insurance Group, Ltd. shareholders the opportunity to tell the Board they support the prompt sale of AmerInst Insurance Group, Ltd. Another strong vote by the shareholders will reinforce to the Board the belief by the shareholders that the sale of AmerInst Insurance Group, Ltd. will maximize shareholder value. The ultimate sale of AmerInst Insurance Group Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

The voting of the similar shareholder resolution in 2004, when the effect of the Board-controlled voting block of Treasury Shares is eliminated, should have been reported as:

For	55,826	44.06%
Against	58,139	45.89%
Abstain	12,729	10.05%
	126,694	100.00%

The Board has received at least three offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders.

Two higher offers were presented to the Board in 2003 and 2004. The Board rejected these offers without a report of a fairness opinion or any other independent assessment of valuation.

This resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. However, the proponent believes that if this resolution again receives strong support from the shareholders, the Board must recognize its fiduciary duty and carry out the request set forth in this resolution.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

December 29, 2004

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, we are presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is our intent to present the proposal, either in person or through our qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd Floor)
P O Box HM 1601
Hamilton HM HX
Bermuda

540 Silas Deane Highway, P.O. Box 290187, Wethersfield, Connecticut 06129-0187
(860) 563-8271 - Fax (860) 257-8204

Mr. Ronald Katch
Page Two
December 28, 2004

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Adelbert L. Hallisey, Executive Partner
Hallisey & D'Agostino, LLP
P O Box 290187
Wethersfield CT 06129-0187
Phone: 860-563-8271, ext. 106
Fax: 860-257-8204
E-mail: ahallise@hdllpcpa.com

Respectfully submitted,

HALLISEY & D'AGOSTINO, LLP



Adelbert L. Hallisey

ALH:rp

EXHIBIT C

Kimball Proposal and Cover Letter



Kimball, Paris & Gugliotti, P.C.

Certified Public Accountants • *Business Advisors*

850 Straits Turnpike, Middlebury, Connecticut 06762

203 / 598-3800 FAX 203 / 598-3500

Michael A. Gugliotti, Jr., C.P.A.
Anton N. Kimball, C.P.A.*
Donna F. Paris, C.P.A.°

Consultant
Robert D. Pickett, C.P.A.

*Also licensed in New York
°Also licensed in Massachusetts

Via Federal Express
December 28, 2004

Secretary of the Company
AmerInst Insurance Group, Ltd.
C/O USA Offshore Management, Ltd.
Windsor Place, 18 Queen Street, 2nd Floor
P.O. Box HM 1601
Hamilton HM HX
Bermuda

RE: Shareholder Proposal for 2005 Annual General Meeting

Dear Secretary:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. (the "Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/O Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Anton N. Kimball
Kimball, Paris & Gugliotti, PC
850 Straits Turnpike
Middlebury, CT 06762
Phone: 203-598-3800
Fax: 203-598-3500
E-mail: ank@kpgcpa.com

Respectfully submitted,

Anton N. Kimball

Enclosure

The following proposal was submitted by Anton N. Kimball a stockholder of the Corporation. Mr. Kimball has informed the Corporation that his address is:

Anton N. Kimball, Managing Partner
Kimball, Paris & Gugliotti, P.C.
850 Straits Turnpike
Middlebury, Connecticut 06762

And that he is the owner or beneficial owner of 1,563 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT D

Prida Proposal and Cover Letter

LUCIANO PRIDA & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

LUCIANO PRIDA, SR. – RETIRED
LUCIANO L. PRIDA, JR.
DAVID D. GIGLIA
SPENCER H. WEISMAN 1957-2000
LINDA M. RAYMOND
GEORGE K. GUIDA
ANDRES S. PRIDA

TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

December 28, 2004

Secretary, AmerInst Insurance Group, Ltd.
c/o USA Risk Group (Bermuda) Ltd.,
Windsor Place
18 Queen Street, 2nd Floor,
P.O. Box HM 1601
Hamilton, HM GX, Bermuda

Re: Shareholder Proposal for the 2005 Annual Meeting

Dear Secretary:

Luciano Prida & Company, P.A. is a shareholder of AmerInst Insurance Company, Ltd. Attached is my Shareholder Proposal for the 2005 Annual Meeting. I intend that this proposal be acknowledged as received no later that January 1, 2005 and accepted as per the instructions in the 2004 Proxy, page 11.

Thank you very much,



Luciano Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602



RECEIVED
DEC 30 2004
VIA fedex

LPJ/jjc
Enclosure
Cc: Mr. Ronald S. Katch

The following proposal was submitted by Luciano L. Prida, Jr., a stockholder of the Corporation. Mr. Prida has informed the Corporation that his address is:

Luciano L. Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

And that he is the owner or beneficial owner of 155 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of restricting the sale and transfer of shares of AmerInst Insurance Group, Ltd. to qualified buyers."

There is a bulletin-board trading system (STOCKHOLDER BUY-SELL TRADING SYSTEM) offered and adminsitered by the Company. The stated purpose is to match willing sellers and qualified buyers. However, the only present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares is the redemption by the wholly-owned subsidiary, AmerInst Investment Company, Ltd.

I have used the bulletin-board trading system to reach an agreement with a qualified buyer. I will be able to sell my shares at a price that I believe is fair and also is well in excess of the price the Board of Directors would pay in redemption. My buyer and I have complied with all steps required by the Board, yet the Board rejects the transfer. I feel the Board is acting only in its own best interest by being the only (and lowest) offer that they will approve.

The purpose of the *Do Not Restrict My Sale of Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the practice of the Board being able to control the consummation of a privately negotiated sale of shares to a qualified buyer.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

Brenner, Saltzman & Wallman LLP

ATTORNEYS AT LAW

George Brencher
gbrencher@bswlaw.com
Direct Fax: 203.772.3907

February 25, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting – Shareholder Proposal from Kimball, Paris & Gugliotti, P.C.

Gentlemen and Ladies:

We represent Kimball, Paris & Gugliotti, P.C. ("Kimball") in relation to the matters discussed herein.

On or about December 28, 2004, Kimball submitted a shareholder proposal to AmerInst Insurance Group, Ltd ("AmerInst") proposed to be presented at the 2005 annual meeting of AmerInst stockholders and included in the related proxy materials. On or about February 22, 2005, AmerInst filed with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, a letter requesting that the Kimball's proposal may be excluded from the proxy materials relating to its 2005 annual meeting.

Please be advised that Kimball has retained this firm to assist it in submitting a response in opposition to the AmerInst filing. We note that the applicable regulations do not appear to provide a deadline for the submission of that response to the Commission, except to say that it should be submitted "as soon as possible."

Please be advised that we intend to submit such a response on Kimball's behalf on or before March 11, 2005. Therefore, we respectfully request that the Commission delay

Brenner, Saltzman & Wallman LLP

consideration of AmerInst's filing until it has an opportunity to consider Kimball's forthcoming submission.

Please do not hesitate to contact the undersigned should the proposed timetable for the Kimball response be unsatisfactory to the Commission or should you have any comments or questions regarding any of the foregoing.

Please acknowledge your receipt of this letter by date-stamping the enclosed copy of this letter and returning it to the undersigned in the postage pre-paid, self-addressed envelope included therewith.

Very truly yours,



George Brencher

GB:abp

cc: Bell, Boyd & Lloyd LLC
Attn: J. Craig Walker

Brenner, Saltzman & Wallman LLP

ATTORNEYS AT LAW

George Brencher
gbrencher@bswlaw.com
Direct Fax: 203.772.3907

March 10, 2005


MAR 1 1 2005
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) Annual Shareholders' Meeting – Shareholder Proposal from Kimball, Paris & Gugliotti, P.C.

Gentlemen and Ladies:

We represent Kimball, Paris & Gugliotti, P.C. (the "Proponent") in relation to the matters discussed herein.

On or about December 28, 2004, the Proponent submitted a shareholder proposal (the "Proposal") to AmerInst Insurance Group, Ltd. ("AmerInst" or the "Company") proposed to be presented at the 2005 annual meeting of AmerInst stockholders and included in the related proxy materials. The Company, by its letter of February 22, 2005 (the "Opposition Letter"), sought a no-action letter from the Staff of the Division of Corporate Finance (the "Staff") allowing it to exclude the Proposal from the proxy materials submitted to shareholders relating to its 2005 annual meeting. Copies of the Proposal and the Opposition Letter are attached hereto as Exhibit A and Exhibit B, respectively.

The Proposal sought to require the AmerInst Board of Directors to provide a more detailed presentation of the Company's "Operating and Management expenses" in its financial statements. In the Company's Opposition Letter, it contends that the Proposal may be omitted on two grounds. First, the Company argues that the Proposal should be omitted pursuant to Rule 14a-8(i)(7) because it addresses an issue that pertains to the Company's ordinary business operations. Second, the Company asserts that the Proposal may be omitted under Rule 14a-8(i)(4) because it relates to a personal claim or grievance against the Company. Rule 14a-8(g) provides that the burden is on the Company to demonstrate that it is entitled to exclude a proposal. As discussed more fully below, the Company's arguments on both grounds fail to meet this burden. Accordingly, the

271 Whitney Avenue ◦ New Haven, Connecticut 06511 ◦ 203.772.2600 ◦ Fax: 203.562.2098 • www.bswlaw.com


PROCESSING
MAR 1 1 2005
SECTION

Proponent respectfully submits that it would be improper to omit the Proposal from the 2005 proxy materials and requests that the Staff rule accordingly.

RULE 14a-8(i)(4) – PERSONAL GRIEVANCE

The Company's arguments based on the connection between the Proposal and an alleged personal claim or grievance should be considered first. This is because the Company devotes disproportionate attention to this argument in its Opposition Letter and uses this argument to color its approach to the argument concerning Rule 14a-8(i)(7).

The Company contends that the Proposal is part of a coordinated, conspiratorial effort among the Proponent and other stockholders of the Company to further or support the efforts of one stockholder, Bruce W. Breitweiser ("Mr. Breitweiser"), to acquire the Company. Accordingly, the Company argues that the Proposal (a) relates to the redress of a personal claim or grievance of Mr. Breitweiser, and (b) is intended to result in a benefit to Mr. Breitweiser or to further a personal interest of Mr. Breitweiser not shared by other shareholders at large. However, the factual assumptions underlying the Company's arguments are simply incorrect and the Company's arguments are, as a result, wholly baseless.

The Company's Opposition Letter goes to great lengths to familiarize the Staff with the apparently tendentious relationship between the AmerInst Board and Mr. Breitweiser. It spends pages on historic disputes and goes so far as to restate a shareholder proposal made by Mr. Breitweiser with respect to the 2004 annual meeting and to compare that proposal to the proposal of another shareholder, Hallisey & D'Agostino, LLP, which has been proposed for the 2005 annual meeting.

Through this exposition of the past interactions between the Board and Mr. Breitweiser, the Company seeks to suggest a connection between Breitweiser and the Proponent where no such connection exists. Indeed, a detailed review of the Opposition Letter shows that the only support offered for a connection between these independent parties consists of the Company's conclusory statements to such effect and the fact that the Proposal and a proposal by Breitweiser, as well as two other shareholder proposals "were submitted to the Company at the same time, with nearly identical cover letters, and, based on similarities of language, structure and font, appear to have been prepared by the same person."

Even assuming these similarities exist,[1] there was, in fact, no effort on the part of the Proponent to coordinate its activities with those of Breitweiser or any other shareholder, nor was there any intention whatsoever to offer the Proposal as a way of benefiting Mr. Breitweiser or any specific shareholder.

The Proposal was submitted independently, in good faith and with a view to benefiting all shareholders generally. The Proponent is one of the original shareholders of AmerInst and one of the ten largest shareholders. The Proponent has no personal grievance with the Company or its Board of any kind or nature. Nor is the Proponent affiliated in any way, formal or informal, with Mr. Breitweiser or any other shareholder of the Company. The Proponent's purposes in submitting the proposal were, and are, as stated therein, to augment the level of detail in the Company's financial statements so that shareholders would be better enabled to gauge the management of the Company and the performance of their investments therein.

Furthermore, the Proponent harbors no "hidden agenda" to shed light on the "costs associated with being a public company" as speculated by the Company in the Opposition Letter. In fact, the Proponent is personally more interested in the fact that the Company's operating expenses seem to be trending sharply upward at a time when they might have been expected to be shrinking as a result of the Company's change of domicile to Bermuda. In any event, the purpose of the Proposal was simply to give the shareholders generally better information with which to evaluate and monitor their investment. It is not in any way related to any effort, real or imagined, of Mr. Breitweiser or any other shareholder to further their own personal purposes. In fact, these are matters that, but for the attention given to them in the Opposition Letter, would have remained largely unknown to the Proponent as they presumably are to other shareholders of AmerInst. Indeed, it is worth noting that the Proponent has voted its shares *against* the various proposal made by Mr. Breitweiser in the past.

---

[1] The Proponent acknowledges that there may well have been similarities in the appearance of the cover letter used by the Proponent and that used by Mr. Breitweiser for his own proposal(s). At the time the Proponent decided to make the Proposal, it contacted Mr. Breitweiser (who is known to AmerInst shareholders as one who makes such proposals from time to time) to solicit Mr. Breitweiser's guidance on the mechanics of making a shareholder proposal. Mr. Breitweiser supplied the Proponent with a cover letter he had used in the past which the Proponent used as a guide in preparing its own cover letter. This interaction between the Proponent and Mr. Breitweiser was born of the Proponents effort (perhaps ironic in hindsight) to avoid incurring legal fees in connection with making the Proposal. Mr. Breitweiser, however, did not solicit the Proposal (as suggested by the Company) and had no hand in preparing it. Furthermore, the Proposal was certainly not offered with Mr. Breitweiser's benefit in mind.

For the foregoing reasons, the Proponent urges the Staff to reject the Company's arguments that the Proposal may be excluded pursuant to Rule 14a-8(i)(4) as the Proposal does not relate to a personal grievance, nor is it designed to result in a benefit to the Proponent particularly or any other specific shareholder.

RULE 14a-8(i)(7) – ORDINARY BUSINESS OPERATIONS

The second ground cited by the Company for omitting the Proposal from its annul meeting materials is that the Proposal deals with a matter concerning the Company's ordinary business operations. In support of this contention, the Company cites a number of instances in which the Staff has issued no-action letters where an issuer sought to omit shareholder proposals requesting the disclosure of additional financial information on the basis that such disclosures involve the ordinary business operations of the issuer in question.

While the Proponent acknowledges that the Staff has issued a number of no-action letters in such instances, the Staff has also stated that "proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion *solely* because they relate to the preparation and content of documents filed with or submitted to the Commission." *Johnson Controls* (Oct. 26, 1999) (emphasis supplied). Indeed, such matters are to be considered by the Staff on a case-by-case basis. As explained in greater detail below, the circumstances of AmerInst (and this Proposal) are different in important ways from those addressed by the Staff in prior no-action letters; the Proposal should not be omitted under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) was intended to save a reporting company from the trouble of including shareholder proposals in the proxy materials when those proposals sought to micromanage the company. E.g., Exchange Act Release No. 34-40018 (May 21, 1998). Consistent with general principles of corporate law, the rationale appears to be that the shareholders delegate their ordinary business decisions to the board of directors and that such delegation may not be revoked other than by liquidating one's stake in the company.

Courts have recognized that the proxy solicitation process, rather than the shareholders' meeting, has "become the forum for shareholder suffrage[.]" *Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416 (D.C. Cir. 1992) (recognizing that the right to communicate with other shareholders by means of the proxy process is a matter of "major import"). Therefore, "fair corporate suffrage is an important right" which the

Commission is charged with the duty of preserving by protecting against "the recurrence of abuses [which] frustrated the free exercise of the voting rights of stockholders." *Id.*

Thus, the principle that the shareholders may not micromanage a company through the proposal process must be balanced against "the concept of shareholder democracy underlying Section 14(a) of the Exchange Act." Exchange Act Release No. 34-12999 (December 3, 1976); *see also Med. Committee for Human Rights v. SEC*, 432 F.2d 659 (D.C. Cir. 1970), vacated as moot, 404 U.S. 403 (1972) ("It is obvious to the point of banality to restate the proposition that Congress intended by its enactment of Section 14 of the Securities Exchange Act of 1934 to give true vitality to the concept of corporate democracy").

As a guidepost, the Commission has explained that "where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them." Exchange Act Release No. 34-12999 (December 3, 1976). On the other hand, proposals "that have major implications [will] be considered beyond the realm of an issuer's ordinary business operations, and future interpretive letters of the Commission's staff will reflect that view." *Id.*

The general policy of the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Necessarily then, when it is not "impracticable" to solve a specific problem at an annual meeting, the purpose of the ordinary business exclusion is not furthered by granting no-action relief. That purpose would not be served by excluding the Proposal which is both important to the shareholders of AmerInst and capable of being addressed effectively by the shareholders in the context of an annual meeting.

When examining the Proposal, it is vital to consider that there is no public market for the AmerInst shares—a fact acknowledged by the Company in its Opposition Letter. This is in sharp contrast to the circumstances of the proponents in the no-action letters cited by the Company, all of which involved widely-held, actively traded issuers.[2] Unlike, for example, the shareholders of IBM, the shareholders of the Company cannot

[2] The issuers in the cited no-action letters consisted of companies such as Union Pacific, Worldcom, IBM, AT&T and Boeing.

look to the public markets to establish a fair price for their shares. Nor can they "vote with their feet" concerning management decisions by selling their shares in those markets. Additionally, the Company is not affected by the so-called "market for corporate control" because, as stated in the Opposition Letter, (a) all shareholders must, individually or as a firm, be certified public accountants; (b) the Company's Board has the authority to disallow transfers of shares; and (c) no shareholder may own more than 2,000 shares. In addition, the Company's Board is permitted under Bermuda law to vote treasury shares which now account for more shares than the combined holdings of the Company's top 65 shareholders and represents more than 32 times the number of shares that any single shareholder would be permitted to own under the Company's bylaws.

Accordingly, there are no "market checks" on the financial reporting or other management practices of AmerInst, nor do the shareholders likely have a practical ability to influence such decisions through control over the election of the AmerInst Board of Directors. For that reason, the ability to make proper shareholder proposals is of substantial importance to the Company's shareholders.

The Proposal itself is important to the AmerInst shareholders because it is intended, in part, to better help them assess the value of their shares. By way of offering AmerInst shareholders a potential path to liquidity for their holdings in the Company, AmerInst has regularly purchased shares of recently deceased shareholders or those who have retired from the practice of accounting. It also commenced a Dutch auction tender offer for its shares. Given the fact that the Company itself possesses the more detailed financial information sought to be disclosed through the Proposal, the Proposal can be viewed, in part, as a method by which the shareholders can better assess the value of their shares in their negotiations with the Company's Board. Moreover, as indicated in the Opposition Letter and in the Company's filings with the Commission, prices paid to shareholders have varied in recent periods from as little as $31.94 per share to as much as $60.00 per share—these prices do not appear to have been accompanied by significant changes in the Company's business, prospects or financial condition. This large variation itself further suggests the difficulty facing shareholders in assessing the true value of their shares.

Quite apart from enabling the AmerInst shareholders to better understand the value of their shares, the Proposal is also important to their evaluation of AmerInst's management due to the unique business circumstances of the Company. As described in the Opposition Letter and in the Company's Report on Form 10-K filed on March 30, 2003 and its more recent Report on Form 10-Q filed on November 12, 2004, AmerInst has no day-to-day operations, employees, plant or equipment. Effectively, members of the Board of Directors serve as its officers and all of the Company's activities are outsourced to third parties. As a result, apart from decisions relating to the choice of third party administrators and portfolio managers, matters reported under the Company's operating costs and expenses reflect the only area of direct business activity where the Board's management can affect the Company's results. This is not at all the case with the issuers in the various no-action letters cited by the Company in its Opposition Letter, all of whom were active operating companies. Historically, the Company's operating expenses have been reported in a single line without detail. While this may be permitted under the Commission's current regulations, it leaves the AmerInst shareholders without a meaningful window into how this particular company is being managed.

The Proponent also notes that some shareholder proposals may be properly excludable under Rule 14a-8(i)(7) because they deal with ordinary business matters of such a complex nature that the shareholders, as a group, could not be expected to make an informed judgment due to their lack of sophistication in business matters or their lack of knowledge of the issuer's business. This is not the case with the Proposal. Given that all of the AmerInst shareholders are individual certified public accountants or certified public accounting firms, they are uniquely well-qualified to evaluate a proposal that the Company provide greater detail in its financial reports. Thus, the Company's argument that "the desired level of detail would be confusing to the shareholders" simply rings hollow in this case.

Finally, we note that many the decisions of the Staff in many of the no-action letters cited by the Company may have hinged on the fact that the issuer in those instances would have been required to complete additional studies and/or reports in order to comply with the proposal. Thus, the business decision at the heart of the proposals in question was, at some level, whether to expend corporate resources on the completion of additional financial oversight. The Proposal is quite the contrary. If adopted, the Proposal would impose negligible costs on the Company; it simply asks for a reasonable disclosure of expense categories used in producing the single line item "operating and management expenses" which are readily available to the Company and its auditors.[3]

[3] We note that the language of the Proposal seeks itemization of the relevant line item without apparent qualification, to wit: "full, complete and adequate disclosure… of the line items and amounts of Operating and Management expenses of the Company." The Staff (and the Company) should bear in mind that, should the Proposal garner sufficient shareholder support to be passed, this language is subject to the good faith interpretation of the Company's Board in discharging its fiduciary duties to the shareholders. *See* e.g.,

Presumably, the Company could disclose these figures without incurring any meaningful additional burdens.

For the foregoing reasons, the Proponent respectfully requests that the Staff decline to grant to Company's no-action request because the Proposal is not properly excludable under Rule 14a-8(i)(7) from the AmerInst proxy materials relating to its 2005 annual meeting.

*　　　　*　　　　*

In accordance with Rule 14a-8(k), six paper copies of this response letter are included herewith. Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it to the undersigned in the postage pre-paid, self-addressed envelope included herewith. Please do not hesitate to contact the undersigned with any questions or concerns.

Sincerely,



George Brencher

Enclosures

cc: Bell, Boyd & Lloyd LLC
Attn: J. Craig Walker

Andrew R. Brownstein and Igor Kirman, *Can a Board Say No When Shareholders Say Yes? Responding to Majority Vote Resolutions*, THE BUSINESS LAWYER, Vol 60, No. 1 (Nov. 2004).

EXHIBIT A

Shareholder Proposal from Kimball, Paris & Gugliotti, P.C.



Kimball, Paris & Gugliotti, P.C.

Certified Public Accountants • *Business Advisors*

850 Straits Turnpike, Middlebury, Connecticut 06762

203 / 598-3800 FAX 203 / 598-3500

Michael A. Gugliotti, Jr., C.P.A.
Anton N. Kimball, C.P.A.*
Donna F. Paris, C.P.A.°

Consultant
Robert D. Pickett, C.P.A.

*Also licensed in New York
°Also licensed in Massachusetts

Via Federal Express
December 28, 2004

Secretary of the Company
AmerInst Insurance Group, Ltd.
C/O USA Offshore Management, Ltd.
Windsor Place, 18 Queen Street, 2nd Floor
P.O. Box HM 1601
Hamilton HM HX
Bermuda

RE: Shareholder Proposal for 2005 Annual General Meeting

Dear Secretary:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. (the "Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/O Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Anton N. Kimball
Kimball, Paris & Gugliotti, PC
850 Straits Turnpike
Middlebury, CT 06762
Phone: 203-598-3800
Fax: 203-598-3500
E-mail: ank@kpgcpa.com

Respectfully submitted,

Anton N. Kimball

Enclosure

The following proposal was submitted by Anton N. Kimball a stockholder of the Corporation. Mr. Kimball has informed the Corporation that his address is:

Anton N. Kimball, Managing Partner
Kimball, Paris & Gugliotti, P.C.
850 Straits Turnpike
Middlebury, Connecticut 06762

And that he is the owner or beneficial owner of 1,563 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT B

Opposition Letter from AmerInst Insurance Group, Ltd.

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207
312.372.1121 • Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179

BY HAND DELIVERY

February 22, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On Behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a proposal (the "**Kimball Proposal**") received from Kimball, Paris & Gugliotti, P.C. a shareholder of the Company (the "**Proponent**"), proposed to be presented at the Company's 2005 Annual Meeting of Shareholders (the "**2005 Meeting**") and the Proponent's related statement in support of its proposal, and (ii) a statement of the reasons why the Company believes that the proposal may be omitted from its proxy materials (the "**Company Statement**"). The Company respectfully requests that the Staff advise the Company that the Staff will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Kimball Proposal is so omitted. A copy of the Company Statement setting forth the reasons for which the Company believes that it is proper to omit the Kimball Proposal has been furnished to Mr. Anton N. Kimball, managing partner of the Proponent, as required by Rule 14a-8(j)(1).

Concurrently herewith, we are also filing on behalf of the Company inquiry letters regarding the Company's desire to omit from its proxy materials for its 2005 Meeting a proposal the Company received from Hallisey & D'Agostino, LLP (the "**Hallisey Proposal**") and a proposal the Company received from Mr. Bruce W. Breitweiser (the "**Breitweiser Proposal**"). As explained in the Company Statement, the Company believes that the Hallisey Proposal, the Kimball Proposal, and the Breitweiser Proposal are related and should be considered together.

After careful consideration, we believe that the Kimball Proposal may be omitted from the proxy materials for the 2005 Meeting scheduled to be held on June 2, 2005. Omission is proper under the following rules:

(i) Rule 14a-8(i)(7) (pertaining to a proposal that deals with a matter relating to the Company's ordinary business operations), and

(ii) Rule 14a-8(i)(4) (pertaining to a proposal that relates to the redress of a personal claim or grievance against the Company or that is designed to result in a benefit to the proponent that is not shared by the other shareholders at large).

BACKGROUND

The Company.

The Company commenced business in 1988 to provide a stabilizing influence on the design, pricing, and availability of accountants professional liability insurance for individual certified public accountant ("**CPA**") practitioners and small CPA firms. During the three years prior to the Company's formation, the market for accountants malpractice insurance had severely deteriorated: the number of commercial underwriters covering that risk had declined from eighteen to three; policy limits were sharply reduced; coverage was restricted; and premium rates were increased by as much as 1,000%. These conditions caused many practitioners to reduce their coverage, and some to forgo it entirely. That crisis caused the American Institute of Certified Public Accountants ("**AICPA**"), through its Professional Liability Insurance Plan Committee ("**PLIP Committee**"), to explore possibilities for ameliorating the adverse and deteriorating market conditions. The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP Committee. Since 1993, CNA Financial Corporation ("**CNA**") has been so endorsed and reinsured by the Company. CNA currently insures about 23,000 individual practitioners and local firms throughout the country.

In order to assure protection to the accounting profession, the Company included in its bye-laws the requirements that (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "**Board**"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares. As a result of these restrictions, there has never been, nor has any stockholder ever had reason to expect there to be, a liquid market for the Company's shares.

Consistent with its original purpose, the Company remains as a stand-by direct insurer of accountants professional liability for individual CPAs and local firms if the commercial market becomes unwilling or unable to offer such coverage for a reasonable premium and on reasonable terms. If the rate increases and the constriction of terms experienced in the market for accountants professional liability during the last three years continue, the Company will be available to commence primary underwriting. To this end, the Company has regularly reinvested a portion of its earnings to increase its net worth, which has grown from an initial $7.4 million to $20.7 million as of December 31, 2003, after the payment of annual dividends since 1995 totaling about $10.7 million, including a $3.5 million special dividend paid in January of 2004. The Company has been profitable in thirteen of sixteen full years of operation, even though its loss reserving, under the guidance of an independent actuarial firm, has been conservative. Thus, each shareholder, in its capacity as a CPA, has available to it standby protection from the Company for malpractice coverage, which is essential for the conduct of an individual's or a firm's professional practice. The Company's existing net worth would, under Bermuda insurance regulations, permit it to provide, at current market premium rates, $1,000,000 of primary malpractice coverage to each of its more than 2,000 shareholders, with considerable unused capacity available to underwrite insurance for other accountants.

The Company, therefore, has two primary objectives, each of which imposes fiduciary duties on the board with respect to the Company's shareholders: first, to provide standby insurance coverage to individual CPAs and small CPA firms (on a priority basis, in the case of the Company's shareholders); and, second, to provide a reasonable return on the invested capital of shareholders, which are limited to individual CPAs and small CPA firms.

The Kimball Proposal and Coordinated Third-Party Proposals.

The Company believes that Bruce W. Breitweiser, a former director and chairman of the audit committee of the Company until 2003, has coordinated with three other shareholders of the Company, including the Proponent, in furtherance of his concerted and continuing effort to acquire the Company. The Company believes that Mr. Breitweiser has a personal grievance against the Board because of its refusal to sell the Company to him at a discount. As a result, he has been prevented from recognizing a benefit not available to other shareholders of the Company that he would receive if he took the Company private and sold off its assets. The Proponent has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company provide a breakdown of the line item amounts, including the costs associated with being a public company, of the Operating and Management expenses of the Company in the quarterly financial statements filed with the Commission (the Kimball Proposal is described in greater detail below).

In addition to the Proponent's proposal, Hallisey & D'Agostino, LLP has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that is a nearly verbatim repeat of the proposal Mr. Breitweiser submitted for inclusion in the proxy materials for the 2004 Annual Meeting of Shareholders (the "**2004 Meeting**"). Luciano Prida & Company, P.A. originally requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company discontinue the practice of restricting the sale and transfer of shares of the Company (the "**Prida Proposal**"), after the Company had refused to approve a proposed sale of the Prida firm's shares to Mr. Breitweiser. Mr. Breitweiser requests the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company's shareholders approve a requirement that the Board be prohibited from voting shares of the Company owned by a wholly owned subsidiary of the Company.

The Breitweiser Proposal, Hallisey Proposal, Kimball Proposal, and Prida Proposal (attached hereto as Exhibits A, B, C, and D, respectively) were submitted to the Company at the same time, with nearly identical cover letters, and, based on similarities in language, structure, and font, appear to have been prepared by the same person. The four proposals appear to be a concerted effort to eliminate any obstacles to Mr. Breitweiser acquiring the Company for his own purposes. Those purposes run contrary to the primary fiduciary obligations of the Company to its shareholders. Luciano Prida & Company, P.A., after receiving a request from the Company to do so, did not express an intention to hold its Company shares through the date of the 2005 Meeting (and in fact tendered those shares conditionally in the Company's Tender Offer described below), and thus is not eligible to submit a shareholder proposal for inclusion in the Company's proxy materials for the 2005 Meeting pursuant to Rule 14a-8(b)(2)(ii)(c).

Mr. Breitweiser's Involvement with the Company and Past Proposals.

Mr. Breitweiser served as a director of the Company and its predecessor company, AmerInst Insurance Group, Inc., from 1991 to 2003. His last positions were Vice-chairman of the Board and chairman of the audit committee of the Board. During the latter half of 2003, and after he was no longer a member of the Board, Mr. Breitweiser wrote the Company seeking the Board's endorsement of a proposed offer by him to purchase all of the Company's shares at 75% of book value, subject to certain major downward adjustments. He had intimate familiarity with the value of the Company, its loss reserves, and its business prospects based upon confidential information gained by him in a fiduciary capacity as Vice Chairman of the Board and as chairman of the audit committee. The stated purpose of his proposal was to "maximize" shareholder value. With the adjustments, Mr. Breitweiser's acquisition price would have been less than the Company's then current redemption price available to retired or deceased shareholders. The 25% discount from book value would accrue solely to Mr. Breitweiser, as would any gain in excess of book value upon the liquidation of the Company.

Mr. Breitweiser's request prompted a comprehensive review by the Board of the current business of the Company, its history, its prospects, and, most importantly, its basic corporate purpose. This included discussions with CNA, which reaffirmed that the Company's reinsurance of the CNA accountants professional liability programs—which are endorsed by the AICPA—provides major value to those insureds, as well as to the accounting profession generally. Based on its detailed review, the Board rejected Mr. Breitweiser's proposal because it would undermine the basic mission of the Company and the price offered was inadequate for a controlling interest in the Company.

In January 2004, the Company completed payment of its regular dividend for the eighth consecutive year (in the annual amount of $2.60 per share) and paid a special dividend of $10.50 per share (the "**Special Dividend**") as a result of the receipt by the Company of a favorable actuarial report arising from the Company's conservative accounting policies. In a June 3, 2004, press release, Mr. Ronald Katch, Chairman of the Board, stated that ". . . a shareholder who had invested $25.00 per share in 1988 will have received a total cash return of $31.30 per share over the 16 year life of the Company. AmerInst will continue to fulfill its mission while providing excellent cash returns for our shareholders. The Board continues to seek opportunities that will enable the Company to grow profitably and remain as a standby direct insurer for Accountants Malpractice insurance in the event that commercial insurance markets fail to offer CPA firms insurance coverage with affordable premiums and reasonable terms." The Special Dividend permitted the Board to honor its two fiduciary duties of maintaining the Company's existence and commitment to be ready to support the accountants malpractice insurance market and to provide a reasonable return on the capital investment of its shareholders.

Mr. Breitweiser then submitted a proposal (the "**Original Breitweiser Proposal**") for inclusion in the proxy solicitation materials for the 2004 Meeting urging the Board to consider a prompt sale of the Company to a suitable bidder at a price that would maximize shareholder value. Since he was the only person who had expressed any interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself. The Original Breitweiser Proposal, which is nearly identical to the Hallisey Proposal in all material respects, is set forth below:

"Proposal

Resolved that the shareholders of AmerInst Insurance Group, Ltd. urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value.

Supporting Statement

I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch. Notwithstanding my professional respect for each of the Directors of AmerInst Insurance Group, Ltd., I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable means, by which AmerInst Insurance Group, Ltd. can provide value to the CPA profession, if at all, is as a private company. My opinion considers factors including; (a) the ongoing significant minimum cost of administration of a very small but yet publicly held and offshore reinsurance company, (b) the practical size and volume of any relevant share of the multi-billion dollar reinsurance markets that can be competitively available to fulfill the initial mission of the Company, and (c) the risks and uncertainties of future non-CPA firm reinsurance business presently being placed by the Board of Directors.

The purpose of the Maximize My Shareholder Value Resolution is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the prompt sale of AmerInst Insurance Group, Ltd. A strong vote by the shareholders would indicate to the Board the belief by the shareholders that, among the different options available to the Company at this time, the sale of AmerInst

Insurance Group, Ltd. would maximize shareholder value. The ultimate sale of AmerInst Insurance Group, Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

It is important to disclose to you the fact that the Board has received at least two offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders. The second offer was presented to the Board by me in September, 2003 and was summarily rejected, without any fairness opinion or other assessment of valuation. The Board's posture was especially surprising given that the price of this offer is 1) at least 20% greater than the price the Board offers to shareholders wishing for liquidity, and 2) the same as the Board offers for redemption of shares from deceased or retired shareholders. I do intend to remain interested as a suitable buyer and to continue AmerInst Insurance Group, Ltd. as a private company, hopefully for the future benefit of the CPA profession.

Even if this resolution is approved by the majority of the AmerInst Insurance Group, Ltd. shares represented and entitled to vote at the annual meeting, the Maximize My Shareholder Value Resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. The proponent believes that if this resolution receives strong support from the shareholders, the Board should choose to recognize its fiduciary duty and carry out the request set forth in this resolution.

The prompt sale of AmerInst Insurance Group, Ltd. should be accomplished by any appropriate process the Board chooses to adopt. It is expected that the Board will uphold its fiduciary duties to the utmost during the sale process.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

The Board included the Original Breitweiser Proposal in the 2004 Meeting proxy solicitation materials distributed to shareholders, together with a statement of the Board against adoption of the Original Breitweiser Proposal, as contrary to the purpose and prospects of the Company. Upon the shareholder vote at the 2004 Meeting, Mr. Breitweiser's proposal failed to pass.

In September 2004, Mr. Breitweiser again solicited the Board to sell the Company to him, marginally increasing his offer from 75% to 82.57% of book value (as calculated by Mr. Breitweiser). This offer was rejected by the Board on December 6, 2004.

Subsequently, the Board approved a Dutch-auction self-tender offer (the "**Tender Offer**") for its shares in order to provide shareholders an opportunity for liquidity because the Company's shares are not listed on any stock exchange nor are they otherwise readily saleable.

The Company commenced the Tender Offer on December 17, 2005 and, through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd. ("**Investco**"), offered to purchase, for cash, up to 60,000 of the Company's common shares at a price not greater than $75.00 or less than $60.00 per share (the price to be determined by the tendering shareholders), net to the seller and subject to the Company's right to purchase additional shares. These prices were equal to approximately 119% and 95%, respectively, of the Company's book value per share as of September 30, 2004, and were equal to approximately 105% and 84%, respectively, of the Company's estimated net book value at December 31, 2004, compared to Mr. Breitweiser's maximum offered price of approximately 82.57% of book value. Approximately 32% of the Company's shareholders tendered shares in the Tender Offer. The Company purchased approximately 65,900 shares at $60.00 per share (representing approximately 20% of the Company's outstanding shares (including those held by Investco)).

KIMBALL PROPOSAL AND SUPPORTING STATEMENT

The Kimball Proposal and supporting statement are as set forth below:

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION, THANK YOU"

COMPANY STATEMENT OF REASONS WHY THE KIMBALL PROPOSAL MAY BE OMITTED

Application of Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter concerning the company's ordinary business operations." The policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 28, 1998). Two central considerations underlie that policy: (1) the subject matter of the proposal, and (2) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.* The second consideration may be implicated in circumstances "where the proposal involves intricate detail." *Id.* The Proposal requests disclosure of every type of item consolidated in the Company's income statement as "Operating and Management expenses of the Company." As this reporting item covers a vast amount of overhead expenses, from paperclips to janitorial services to electricity and everything in between, it surely would be a prime example of the "intricate detail" to which the Commission referred.

In *Johnson Controls, Inc.* (Oct. 26, 1999), the Staff, while stating that "proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion *solely* because they relate to the preparation and content of documents filed with or submitted to the Commission" (emphasis added), went on to state that "we therefore will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7)." The Staff held that the proposal in question in *Johnson Controls* (requesting that the company's board disclose "goodwill-net" and identify the "true value" of shareholders' equity so long as goodwill is high relative to shareholders' equity) was excludable "as relating to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)."

The Staff has repeatedly held that proposals involving financial reporting and disclosure decisions are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. *Union Pacific Corp.* (Jan. 28, 2005) (proposal to disclose revenue from the company's "passenger operations", a *de minimus* source of revenue); *NiSource Inc.* (Mar. 10, 2003) (proposal to disclose gross revenue and income statements of the company's subsidiaries in its annual report); *Worldcom, Inc.* (Apr. 4, 2002) (proposal to disclose customer billing disputes and exclude such amounts from revenue or receivables in SEC filings); *Refac* (Mar. 27, 2002) (proposal to amend and improve corporate disclosure practices); *International Business Machines Corp.* (Jan. 9, 2001) (proposal to provide transparent financial reporting of profit from real company operations; i.e., excluding accounting rule profit from pension fund surplus); *AT&T* (Jan. 8, 2001) (proposal to record the cost of stock options on the income statement and alter the balance sheet to reflect the portion of shares and equity attributed to option holders); *Boeing Co.* (Mar. 6, 2000) (proposal to ensure disclosure of the use of employee pension fund trust assets and/or surplus in earnings statements); *Johnson Controls, supra*; *American Stores Co.*

(Apr. 7, 1992) (proposal to include earnings, profits and losses for each subsidiary and each major retail operation in the annual report); and *Pacific Gas & Electric Co.* (Dec. 13, 1989) (proposal to include "average taxes paid per annual residential bill" in the company's annual and quarterly reports).

The Proposal requests financial reporting in far greater detail than required by GAAP or applicable disclosure standards, and in fact is designed to disproportionately highlight certain aspects of the Company's costs of operations relative to items of much greater significance, both from a business perspective and as to amount. Inclusion of the desired level of detail would be confusing to shareholders at best, if not outright misleading, and is intended to further Mr. Breitweiser's agenda of "taking the company private" and "eliminating the costs of being public" discussed below. The decision relating to the level of detail disclosed in the Company's financial statements is a part of the Company's ordinary business operations. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(7).

Application of Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the omission of a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit" to the shareholder submitting the proposal or to further a personal interest of that shareholder, "which is not shared by the other shareholders at large." We are of the view that the Kimball Proposal may be omitted for each of these reasons.

Redress of a Personal Claim or Grievance.

Although the Kimball Proposal is cast in general terms and does not articulate a personal claim, benefit, or interest not shared by other shareholders, the Commission has stated that even proposals presented in broad terms in an effort to suggest they are of general interest to all shareholders may nevertheless be omitted "if it is clear to the issuer from the facts that the proponent is using the material as a tactic designed to redress a personal grievance." *Exchange Act Release No. 34-19135* (Oct. 14, 1982). This principle has been applied in several situations similar to that of Mr. Breitweiser with respect to the Company; see *Kentucky First Bancorp, Inc.* (Aug. 10, 2001) (former director called for sale of the company after being refused a board seat); *BankAmerica Corporation* (Jan. 22, 1998); *AmVestors Financial Corporation* (Mar. 31, 1992) (disgruntled former chairman called for board to seek buyer for the company); *Cummings, Inc.* (Feb. 6, 1980) (refusal of board to purchase shares of shareholder at premium led to a proposal by the shareholder to liquidate the company).

Mr. Breitweiser has been denied the opportunity to continue to serve as a director of the Company. Further, the Board has twice denied Mr. Breitweiser the opportunity to purchase the Company himself, and his proposal to shareholders at the 2004 meeting was also not approved. The Company believes that, in response, Mr. Breitweiser has orchestrated a campaign against the Board by coordinating multiple shareholder proposals, including the Kimball Proposal, suggesting the Board has failed in its duties to shareholders in maintaining the Company as a public company and not selling the Company, while Mr. Breitweiser is the only apparent potential buyer, at a price that proved to be less than that offered in the Tender Offer.

The Company believes that the foregoing facts demonstrate that Mr. Breitweiser continues to harbor a personal grievance against the Board for the loss of his Board position and the Board's refusal to sell the Company to him. Insofar as the Kimball Proposal was transmitted under nearly identical cover to the current Breitweiser Proposal and the Hallisey Proposal, it appears to be part of Mr. Breitweiser's attempt to satisfy a personal grievance against the Board and Company, and in furtherance of his own financial interests to the exclusion of other shareholders not in concert with him.

Personal Interest or Benefit not Shared by Other Shareholders.

The Company believes that the true purpose of the Kimball Proposal, as with the Breitweiser Proposal and the Hallisey Proposal, is to facilitate and/or encourage Mr. Breitweiser's attempts to acquire the Company. Such a transaction would not increase shareholder value. Any savings from the elimination of "public company" costs identified by the Kimball Proposal would benefit the purchaser of the Company, not former shareholders, as would profits from continuing business or gains from liquidating the Company. As a former director and chairman of the audit committee, Mr. Breitweiser is well aware that the Company has conservatively calculated its loss reserves in accordance with the recommendations of Milliman USA, the Company's independent actuaries. As a result of that conservatism, the Company was able to pay the Special Dividend last January, due to a reduction in loss reserves based on the actuarial recommendations resulting from developments in the CNA primary insurance program. Notwithstanding that reduction, the Company's existing loss reserves remain conservatively calculated. The Company believes that the Kimball Proposal, combined with the Breitweiser Proposal and the Hallisey Proposal, is a thinly veiled attempt coordinated by Mr. Breitweiser, the only identified potential third party bidder for the Company's shares, to purchase the Company at a discount and thereby recognize personally the premium involved with any cost savings from going private and the benefits of any remaining loss reserves.

In *Cummings, Inc.* (Feb. 6, 1980), the Staff recommended that the Commission take no action with respect to the omission of a similar shareholder proposal that was proposed after the company refused to purchase the proponent's shares at a premium. In *Cummings*, the proponent had purchased a large number of shares of the company on the open market at $1.87 to $2.25 per share. He then contacted the company's board and told them that if the company did not purchase his block of shares at $3.25 per share, he would make himself a burden on the company (buy more shares, demand a board seat, etc.) if they didn't buy him out. The company refused, so the proponent made two shareholder proposals: 1) that the company liquidate, with the proceeds being distributed to shareholders; and 2) that no relative of any officer, director or 10% stockholder be employed or retained by the board without stockholder approval. The Commission stated in its no-action response that "...despite the fact that the proposals are drafted in such a way that they may relate its matters which may be of general interest to all of the shareholders, the information which you have submitted suggests that the proponent is using the proposals as a tactic to redress an existing personal grievance against the company." The Staff further noted that "...there may be some basis for the management's position that the proponent's actions amount to an abuse of the shareholder proposal process. It appears to the Division that the proponent may have attempted to use the shareholder proposal process as a device to obtain a premium on the sale of his stock."

The group of proposals that the Company believes Mr. Breitweiser has coordinated (i.e., the Hallisey Proposal, the Breitweiser Proposal, and the Kimball Proposal) were sent to the Company against a similar backdrop. Mr. Breitweiser was twice denied the opportunity to purchase the Company at a discount to book value, and the Original Breitweiser Proposal had failed. The Company believes he has now coordinated the current proposals, in an 'abuse of the shareholder proposal process,' to attempt to force the Company to sell the Company to him at a discount to book value so that he can realize a liquidation premium on the stock. This benefit would accrue only to him, even though the language of the proposals is couched in general terms.

Accordingly, the Kimball Proposal should be excluded under Rule 14a-8(i)(4) as relating to a personal grievance of Mr. Breitweiser and furthering a special interest not shared by the Company's other shareholders.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2005 Meeting on or before May 13, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC



By: ______________
J. Craig Walker

Cc: Kimball, Paris & Gugliotti, P.C.,
ATTN: Mr. Anton N. Kimball

EXHIBIT A

Breitweiser Proposal and Cover Letter

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 28, 2004

Via Federal Express

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
P.O.Box HM 1601
Hamilton HM HX
Bermuda

Re: Shareholder Proposals for 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/o Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone : (309) 827-0348
Fax : (309) 827-7858
E-mail : bbreitweiser@dbc-llp.com

Respectfully Submitted,



Bruce W. Breitweiser

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 294 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting the shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd,. (treasury shares)"

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch.

The present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly–owned subsidiary, AmerInst Investment Company, Ltd. (Investco). There may be justifiable business reasons in the resident country of Bermuda for Investco to be the owner of the shares. However, it is also the present practice for Investco to issue its proxy to the shares to members of the Board of Directors of its parent commonly, AmerInst Insurance Group, Ltd., for voting on shareholder matters.

An example of the unacceptable use of this practice can be seen in the results of the voting for or against the Shareholder Resolution at the 2004 Annual Meeting of Shareholders that were reported by the Board. The voting results were reported to the shareholders in a fashion that does not accurately reflect the sentiment of the shareholders.

Without 31,805 Treasury Shares	For	55,826	44.06%
	Against	58,139	45.89%
	Abstain	12,729	10.05%
		126,694	100.00%

As Reported to the Shareholders, and With the 31,805 Treasury Shares	For	55,826	38.30%
	Against	89,944	61.70%
	Abstain	0	0.00%
		145,770	100.00%

At September 30, 2004, Investco owned 33,090 shares of AmerInst Insurance Group, Ltd. The proxy represents approximately 10% of all shares of AmerInst Insurance Group, Ltd. issued and outstanding. The practice of the Board to provide liquidity to the shareholders through redemption by privately-negotiated transactions will only increase the future holdings of Investco and, with the present voting practice of the Board, build a larger control block of votes that can be cast as they so choose.

Voting of treasury stock is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting of Treasury Shares Resolution* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda.

Another purpose of the *No Voting of Treasury Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT B

Hallisey Proposal and Original Cover Letter*

* The first Hallisey proposal, dated December 29, 2004, was transmitted with the attached cover letter, which matches the cover letters of the Kimball and Breitweiser proposals. The revised Hallisey Proposal and cover letter, conforming with the 500 word limit, is dated January 13, 2005. This accounts for the disparity between the dates of the cover letter and the proposal.



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

January 13, 2005

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

The following proposal was submitted by Adelbert L. Hallisey, a stockholder of the Corporation. Mr. Hallisey has informed the Corporation that his address is:

> Adelbert L. Hallisey, Executive Partner
> Hallisey & D'Agostino, LLP
> P O Box 290187
> Wethersfield, Connecticut 06129-0187

And that he is the owner or beneficial owner of 2,000 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. again urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value."

SUPPORTING STATEMENT SUBMITTED BY MR. HALLISEY

"I am an original shareholder of AmerInst Insurance Group, Ltd. I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable way it can provide value to the CPA profession, if at all, is as a private company. My opinion is based on; (a) the ongoing significant cost of administration, (b) the lack of any relevant share of the multi-billion dollar reinsurance markets competitively available to this tiny Company and (c) the risks and uncertainties of non-CPA firm business ventures presently being developed by the Board.

The purpose of the *Maximize My Shareholder Value Resolution* is to, again this year as in 2004, give all AmerInst Insurance Group, Ltd. shareholders the opportunity to tell the Board they support the prompt sale of AmerInst Insurance Group, Ltd. Another strong vote by the shareholders will reinforce to the Board the belief by the shareholders that the sale of AmerInst Insurance Group, Ltd. will maximize shareholder value. The ultimate sale of AmerInst Insurance Group Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

The voting of the similar shareholder resolution in 2004, when the effect of the Board-controlled voting block of Treasury Shares is eliminated, should have been reported as:

For	55,826	44.06%
Against	58,139	45.89%
Abstain	12,729	10.05%
	126,694	100.00%

The Board has received at least three offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders.

Two higher offers were presented to the Board in 2003 and 2004. The Board rejected these offers without a report of a fairness opinion or any other independent assessment of valuation.

This resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. However, the proponent believes that if this resolution again receives strong support from the shareholders, the Board must recognize its fiduciary duty and carry out the request set forth in this resolution.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU



Hallisey & D'Agostino, LLP
Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

December 29, 2004

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, we are presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is our intent to present the proposal, either in person or through our qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd Floor)
P O Box HM 1601
Hamilton HM HX
Bermuda

540 Silas Deane Highway, P.O. Box 290187, Wethersfield, Connecticut 06129-0187
(860) 563-8271 - Fax (860) 257-8204

Mr. Ronald Katch
Page Two
December 28, 2004

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Adelbert L. Hallisey, Executive Partner
Hallisey & D'Agostino, LLP
P O Box 290187
Wethersfield CT 06129-0187
Phone: 860-563-8271, ext. 106
Fax: 860-257-8204
E-mail: ahallise@hdllpcpa.com

Respectfully submitted,

HALLISEY & D'AGOSTINO, LLP



Adelbert L. Hallisey

ALH:rp

EXHIBIT C

Kimball Proposal and Cover Letter



Kimball, Paris & Gugliotti, P.C.

Certified Public Accountants • *Business Advisors*

850 Straits Turnpike, Middlebury, Connecticut 06762

203 / 598-3800 FAX 203 / 598-3500

Michael A. Gugliotti, Jr., C.P.A.
Anton N. Kimball, C.P.A.*
Donna F. Paris, C.P.A.°

Consultant
Robert D. Pickett, C.P.A.

*Also licensed in New York
°Also licensed in Massachusetts

Via Federal Express
December 28, 2004

Secretary of the Company
AmerInst Insurance Group, Ltd.
C/O USA Offshore Management, Ltd.
Windsor Place, 18 Queen Street, 2nd Floor
P.O. Box HM 1601
Hamilton HM HX
Bermuda

RE: Shareholder Proposal for 2005 Annual General Meeting

Dear Secretary:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. (the "Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

> Mr. Ronald Katch, Chairman
> AmerInst Insurance Group, Ltd.
> C/O Katch, Tyson and Company
> 191 Waukegan Road
> Northfield, IL 60093

Members: American Institute of CPAs, Connecticut Society of CPAs, New York State Society of CPAs

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Anton N. Kimball
Kimball, Paris & Gugliotti, PC
850 Straits Turnpike
Middlebury, CT 06762
Phone: 203-598-3800
Fax: 203-598-3500
E-mail: ank@kpgcpa.com

Respectfully submitted,

Anton N. Kimball

Enclosure

The following proposal was submitted by Anton N. Kimball a stockholder of the Corporation. Mr. Kimball has informed the Corporation that his address is:

Anton N. Kimball, Managing Partner
Kimball, Paris & Gugliotti, P.C.
850 Straits Turnpike
Middlebury, Connecticut 06762

And that he is the owner or beneficial owner of 1,563 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT D

Prida Proposal and Cover Letter

LUCIANO PRIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

LUCIANO PRIDA, SR. – RETIRED
LUCIANO L. PRIDA, JR.
DAVID D. GIGLIA
SPENCER H. WEISMAN 1957-2000
LINDA M. RAYMOND
GEORGE K. GUIDA
ANDRES S. PRIDA

TELEPHONE: (813) 228-6091
FAX: (813) 229-7754

December 28, 2004

Secretary, AmerInst Insurance Group, Ltd.
c/o USA Risk Group (Bermuda) Ltd.,
Windsor Place
18 Queen Street, 2nd Floor,
P.O. Box HM 1601
Hamilton, HM GX, Bermuda

Re: Shareholder Proposal for the 2005 Annual Meeting

Dear Secretary:

Luciano Prida & Company, P.A. is a shareholder of AmerInst Insurance Company, Ltd. Attached is my Shareholder Proposal for the 2005 Annual Meeting. I intend that this proposal be acknowledged as received no later that January 1, 2005 and accepted as per the instructions in the 2004 Proxy, page 11.

Thank you very much,



Luciano Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

LPJ/jjc
Enclosure
Cc: Mr. Ronald S. Katch


RECEIVED
DEC 30 2004
VIA fedex

The following proposal was submitted by Luciano L. Prida, Jr., a stockholder of the Corporation. Mr. Prida has informed the Corporation that his address is:

Luciano L. Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

And that he is the owner or beneficial owner of 155 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of restricting the sale and transfer of shares of AmerInst Insurance Group, Ltd. to qualified buyers."

There is a bulletin-board trading system (STOCKHOLDER BUY-SELL TRADING SYSTEM) offered and adminsitered by the Company. The stated purpose is to match willing sellers and qualified buyers. However, the only present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares is the redemption by the wholly-owned subsidiary, AmerInst Investment Company, Ltd.

I have used the bulletin-board trading system to reach an agreement with a qualified buyer. I will be able to sell my shares at a price that I believe is fair and also is well in excess of the price the Board of Directors would pay in redemption. My buyer and I have complied with all steps required by the Board, yet the Board rejects the transfer. I feel the Board is acting only in its own best interest by being the only (and lowest) offer that they will approve.

The purpose of the *Do Not Restrict My Sale of Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the practice of the Board being able to control the consummation of a privately negotiated sale of shares to a qualified buyer.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

BELL, BOYD & LLOYD PLLC

1615 L STREET N.W., SUITE 1200
WASHINGTON, D.C. 20036-5610
202.466.6300 FAX 202.463.0678

OFFICES IN WASHINGTON, D.C.
AND CHICAGO

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179

RECEIVED
2005 MAR 25 PM 3:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY HAND DELIVERY

March 25, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter as a response to the letter, dated March 10, 2005 (the "**Kimball Response Letter**"), from Brenner, Saltzman & Wallman LLP to the Securities and Exchange Commission (the "**Commission**") on behalf of Kimball, Paris & Gugliotti, P.C. (the "**Proponent**"), which itself was a response to our letter to the Commission, dated February 22, 2005 (the "**Kimball No-Action Request Letter**"), on behalf of the Company requesting that the Staff advise the Company that the Staff will not recommend any action to the Commission if the shareholder proposal received from the Proponent (the "**Kimball Proposal**") is omitted from the Company's proxy materials for its 2005 Annual General Meeting (the "**2005 Meeting**"). The Company respectfully renews its request. A copy of this letter has been furnished to Mr. Anton N. Kimball, managing partner of the Proponent, as required by Rule 14a-8(j)(1).

Concurrently herewith, we are filing on behalf of the Company a response (the "**Company's Response to the Breitweiser Letter**") to a letter to the Commission from Mr. Bruce W. Breitweiser, dated March 14, 2005 (the "**Breitweiser Letter**"), which was a response to our letter, dated February 22, 2005, to the Commission on behalf of the Company regarding the Company's desire to omit from its proxy materials for its 2005 Meeting the proposal the Company received from Mr. Breitweiser (the "**Breitweiser Proposal**").

COMPANY RESPONSE TO KIMBALL RESPONSE LETTER

Rule 14a-8(i)(4)

In footnote 1 of the Kimball Response Letter, the Proponent acknowledges contacting Mr. Breitweiser in order to "solicit Mr. Breitweiser's guidance" with respect to the Proponent's shareholder proposal. We believe this is further evidence of a coordinated campaign by Mr. Breitweiser to orchestrate the passage of the Kimball Proposal, Breitweiser Proposal, and the proposal submitted by Hallisey & D'Agostino LLP. For the details of this campaign, please see the Company's Response to the Breitweiser Response Letter.

Rule 14a-8(i)(7)

The Kimball Response Letter incorrectly implies that many of the no-action letters cited in the Kimball No-Action Request Letter relied on the argument that the issuer would have been required to complete additional studies or reports in order to comply with the proposals in those letters. However, of the ten no-action letters granting exclusions of stockholder proposals that we cited in support of the Company's position, six of them (*NiSource Inc.* (Mar. 10, 2003); *International Business Machines Corp.* (Jan. 9, 2001); *AT&T* (Jan. 8, 2001); *Boeing Co.* (Mar. 6, 2000); *American Stores Co.* (Apr. 7, 1992); and *Pacific Gas & Electric Co.* (Dec. 13, 1989)) were not premised on a requirement of any additional reports or studies. Thus, the amount of work required to comply with the Proposal is irrelevant to the determination of whether the Proposal relates to the "ordinary business operations" of the Company.

Buried in footnote 3 of the Kimball Response Letter, the Proponent concedes that the Kimball Proposal is overly broad, and, in an attempt to preemptively narrow the scope of the proposed resolution, states that the proposal is "subject to the good faith interpretation of the Board". However, the actual language of the proposal requests that the Board provide "a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company." This language does not provide any room for interpretation. If the Proponent is conceding in its response that the amount of disclosure in the financial statements is subject to the good faith interpretation of the Board – i.e., that it is up to the Board to determine what to disclose in the Company's financial statements, which is the current practice of the Company – then the Kimball Proposal should be excluded under Rule 14a-8(i)(10) because the change sought is already in effect.

Conversely, the concession that the rigid language of the Kimball Proposal would require Board interpretation in order to be implemented also indicates that the Kimball Proposal is excessively vague and indefinite, and therefore subject to exclusion under Rule 14a-8(i)(3) on the grounds that it violates Rule 14a-9. The Staff has held that a company can exclude a shareholder proposal on the grounds that "the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." *Occidental Petroleum Corp.* (February 11, 1991). In this case, the Kimball Proposal "seeks itemization of the relevant line item without apparent qualification", while at the same time the Proponent qualifies its own proposal's scope by suggesting that its language is "subject to the good faith interpretation of the Company's Board." (Kimball Response Letter, at footnote 3.) If the

Proponent has differing interpretations of its own proposal, how can the Company's other shareholders be expected to understand it?

For these reasons and those stated in our letter to the Commission of February 22, 2005, we believe that the Kimball Proposal may be omitted from the proxy materials for the Company's 2005 Meeting scheduled to be held on June 2, 2005.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2005 Meeting on or before May 13, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC



By: J. Craig Walker

Cc: Kimball, Paris & Gugliotti, P.C.,
ATTN: Mr. Anton N. Kimball
Brenner, Saltzman & Wallman LLP,
ATTN: Mr. George Brencher
AmerInst Insurance Group, Ltd.
ATTN: Mr. Ronald S. Katch

■ Brenner, Saltzman & Wallman LLP

ATTORNEYS AT LAW

George Brencher
gbrencher@bswlaw.com
Direct Fax: 203.772.3907

April 5, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) Annual Shareholders' Meeting – Shareholder Proposal from Kimball, Paris & Gugliotti, P.C.

Gentlemen and Ladies:

As you know, we represent Kimball, Paris & Gugliotti, P.C. (the "Proponent") in relation to the matters discussed herein. The Proponent submitted a shareholder proposal (the "Proposal") to AmerInst Insurance Group, Ltd. (the "Company") on or about December 28, 2004. After that submission, the Company sought no-action relief from the Staff of the Division of Corporate Finance by letter dated February 22, 2005 (the "Opposition Letter") allowing the Company to exclude the Proposal from its 2005 proxy materials.

Pursuant to SEC Rule 14a-8, we submitted a response to the Opposition Letter dated March 10, 2005 (the "Response") on behalf of the Proponent setting forth the Proponent's arguments against excluding the Proposal. In a letter dated March 25, 2005 (the "Supplemental Letter"), the Company replied to the Response, offering its interpretation of portions thereof and re-iterating certain of its arguments made in the Opposition.

Please be advised that the Proponent does not believe that a response to the Company's recent letter is merited or appropriate, absent an invitation from the Staff for such a submission. We believe that the Response adequately addresses all of the salient issues in this matter.

Accordingly, unless the Staff requests a further submission from the parties, we are of the view that the record on this matter is closed and ripe for decision at the Staff's convenience.

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In accordance with Rule 14a-8(k), six paper copies of this response letter are included herewith. Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it to the undersigned in the postage pre-paid, self-addressed envelope included herewith. Please do not hesitate to contact the undersigned with any questions or concerns.

Sincerely,



George Brencher

cc: Bell, Boyd & Lloyd LLC
Attn: J. Craig Walker

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 22, 2005

The proposal requires the board to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of Amerinst.

There appears to be some basis for your view that AmerInst may exclude the proposal under rule 14a-8(i)(7), as relating to AmerInst's ordinary business operations (i.e., presentation of financial information). Accordingly, we will not recommend enforcement action to the Commission if AmerInst omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AmerInst relies.

Sincerely,



Rebekah Toton
Attorney-Advisor